Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

February 28, 2011

Exxon Mobil Corporation
2010 Annual Report on Form 10-K/A (Amendment No. 1)

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: EDGAR Document Control

Dear Sirs:

Transmitted with this cover note is the Amendment No. 1 to the Annual Report on Form 10-K filed on February 25, 2011.

Sincerely,

/s/ BEVERLEY A. BABCOCK
Beverley A. Babcock
Assistant Controller

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